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                              November 10, 2021

       Chongyi Yang
       Chief Executive Officer
       CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
       Room 1907, No. 1038 West Nanjing Road
       Westagate Mall
       Jing   An District, Shanghai, China 200041

                                                        Re: CHINA CHANGJIANG
MINING & NEW ENERGY COMPANY, LTD.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed October 28,
2021
                                                            File No. 000-05474

       Dear Mr. Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10 filed October 28,
2021

       Risk Factors, page 8

   1. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently
subject to PCAOB inspection. Please disclose any material
                                                        risks to the company
and investors if it is later determined that the PCAOB is unable to inspect or investigate
completely your auditor because of a position taken by an authority in a foreign
jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your
securities to be prohibited under the Holding Foreign Companies
                                                        Accountable Act and as
a result an exchange may determine to delist your securities.
                                                        Please also discuss
that the United States Senate passed the Accelerating Holding Foreign
                                                        Companies Accountable
Act, which, if enacted, would decrease the number of non-
                                                        inspection years from
three years to two, thus reducing the time period before your securities may be
prohibited from trading or delisted.
 Chongyi Yang
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
November 10, 2021
Page 2
Item 2. Financial Information, page 15

2. We note your revisions in response to prior comment 1. Please also revise the disclosures in this section to correspond with the periods for which you have provided financial information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                          Sincerely,
FirstName LastNameChongyi Yang
                                          Division of Corporation Finance
Comapany NameCHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
                                          Office of Manufacturing
November 10, 2021 Page 2
cc:       Rhonda Keaveney
FirstName LastName